February 24, 2011

Ms. Courtney Haseley
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

RE: Plaster Caster Corp.
        Registration on Form 10
         File No. 000-54155

Dear Ms. Haseley:

We have reviewed your letter of February 4, 2011. Our answers are contained in this letter. We have also filed an amendment.

Risk Factors

General

1.
Your risk factor on page 6 appears to address only the part-time nature of Mr. Klamka’s employment and not the potential adverse impact on the company caused by the fact that Mr. Klamka is committed to full time employment elsewhere. As previously requested, please prepare a new risk factor addressing Mr. Klamka’s potential conflicts of interest or advise.

We have added:

Because our sole officer and director will only be devoting limited time to our Company, our operations may be sporadic which may result in periodic interruptions or suspensions of operations. This activity could prevent us from implementing our business plan which may cause us to suspend or cease operations.

Our sole officer and director, JD Klamka, will only be devoting limited time to our operations. Because our sole officer and director has full time employment which is his priority outside of our company whi he will only be devoting limited time to our Company, our operations may be sporadic and occur at times which are convenient to him. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations.

2.	“There is substantial uncertainty....” page 4

Later in the Risk Factors section (e.g. on page 5) and elsewhere in the registration statement you indicate that you do no presently have adequate cash to meet your needs. Revise this risk factor to address this discrepancy and describe clearly your short and long term capital needs.

We have revised our risk factor as follows:

There is substantial uncertainty about our ability to continue our operations as a going concern.

In their audit report dated September 10, 2010, our auditors expressed an opinion that substantial doubt exists as to whether or not we can continue as an ongoing business. We have no cash. Our current expenses are paid for by our principal shareholder. We must raise $35,000 to implement our business plan.  If we are unable to secure these funds, we will cease operations.  Due to the fact that there is no minimum investment and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to develop its business strategies. As such we may have to cease operations and you could lose your entire investment. See the "Audited Financial Statements - Auditors Report". Because we have been issued an opinion by its auditor that substantial doubt exists as to whether we can continue as a going concern it may be more difficult to attract

Item 2. Financial Information

General

Plan of Operations

3.
We note your added disclosure in response to prior comment 4. However, it appears as though the description on the bottom of page 11 exceeds the $35,000 in funding that you anticipate raising in the next twelve months.

We have revised our description to be consistent with the list of expenses.

Signature Page

4.	In your next amendment, please ensure that such date corresponds more closely with the date of filing.

We have updated our date to correspond more closely with the filing.

Financial Statements.

5.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Our amended now includes the interim financial statements for the period ended September 30, 2010.

Thank you for you assistance with our filing.

Sincerely,
Plaster Caster Inc.

/s/JD Klamka

JD Klamka
President